Exhibit 99.1

Dogness Reports Financial Results for Fiscal Year Ended June 30, 2025

DONGGUAN, China/PLANO, Texas, October 16, 2025 /PRNewswire/ — Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its financial results for the fiscal year ended June 30, 2025.

Silong Chen, Chairman and Chief Executive Officer of Dogness, commented, “We are glad to announce the robust financial results for fiscal year 2025. Our revenues increased by 39.5% from fiscal year 2025 to approximately $20.7 million, with gross profit up by 60.9% to nearly $5.0 million. The revenue growth has greatly been driven by the significant increase in sales of intelligent pet products and climbing hooks and others, which up by 43.7% and 325.2% respectively from fiscal 2025. Our effective cost efficiency initiatives also contributed to the profitability in fiscal 2025. These results reflect our strong ability to sustain growth momentum while enhancing operational efficiency and sales performance. Although U.S. tariff policies have not yet materially impacted on the Company’s operations and financial performance in fiscal 2025, we continue to closely monitor the potential future impact. We seek to diversify our markets, by actively exploring emerging markets to reduce our reliance on any single market, and enhance our presence in China’s domestic market. We are also investing in R&D to strengthen our e-commerce and cross-border online business, thereby enhancing our operational resilience and competitiveness.”

“Despite the increasing industry competition, we remain focused on executing our international growth strategy with continued emphasis on product innovation and expansion into both domestic and international markets. Meanwhile, we will also continuously broaden our customer base and enhance the stickiness of our existing customers in order to maintain sustainable, long-term growth. Looking ahead, we will continue to pursue our international development objectives, enhance product quality, and maintain operational excellence, with the goal of strengthening our overall business performance and long-term corporate value.”

Financial Results for The Fiscal Year Ended June 30, 2025

Revenues

Revenues increased by approximately $5.9 million, or 39.5%, to approximately $20.7 million in fiscal 2025 from approximately $14.8 million in fiscal 2024. The increase in revenue was primarily attributable to an approximately $4.4 million increase in the revenue of climbing hooks and others and an approximately $1.9 million increase in the revenue of intelligent pet products, offset by an approximately $0.4 million decrease in the revenue of traditional pet products.

The breakdown of our revenue by products and services categories is as follows:

	For the Years ended June 30,
	2025	2024
Products and services category	Revenue	Revenue	Variance %
Products
Traditional pet products	$8,647,605	$9,020,839	(4.1)%
Intelligent pet	6,298,625	4,384,631	43.7%
Climbing hooks and others	5,761,477	1,355,016	325.2%
Total revenue from products	20,707,707	14,760,486	40.3%

Services
Dyeing services	-	87,416	(100.0)%
Total revenue from services	-	87,416	(100.0)%
Total	$20,707,707	$14,847,902	39.5%

—	Traditional pet products

Revenue from traditional pet products decreased by approximately $0.4 million, or 4.1%, from approximately $9.0 million in fiscal 2024 to approximately $8.6 million in fiscal 2025. The decrease was mainly due to a decrease of $0.02 in average selling price in fiscal 2025 compared to fiscal 2024. Among the total revenue decrease, approximately $0.7 million decrease was from sales in Chinese domestic markets, offset by an increase of approximately $0.3 million in international market.

—	Intelligent pet products

Revenue from intelligent pet products increased by approximately $1.9 million, or 43.7%, from approximately $4.4 million in fiscal 2024 to approximately $6.3 million in fiscal 2025. The increase was mainly driven by an increase of 61.7% in sales volume in fiscal 2025 compared to fiscal 2024. Among the total revenue increase, approximately $1.2 million increase was from sales to customers in international markets primarily due to newly acquired customers and approximately $0.7 million was from sales to customers in China domestic market primarily due to increased orders from our current customers.

—	Climbing hooks and others

Revenue from climbing hooks and others increased by approximately $4.4 million, or 325.2%, from approximately $1.4 million in fiscal 2024 to approximately $5.8 million in fiscal 2025. The increase was mainly driven by increased sales volume and average selling price in fiscal 2025 compared to fiscal 2024. Among the total revenue increase, approximately $2.1 million increase was from sales to customers in international markets and approximately $2.3 million was from sales to customers in China domestic market, primarily due to the increased orders of the climbing hooks from our customers.

—	Dyeing service

The Company earned dyeing services fees of $nil and $0.1 million in fiscal 2025 and 2024, respectively.

—	Sales to related parties

Dogness Network Technology Co., Ltd. (“Dogness Network”) and Dogness Technology Co., Ltd (“Dogness Technology”) were related parties of the Company. Dogness Technology ceased being a related party after December 31, 2023. Sales to Dogness Network and Dogness Technology Co., Ltd totaled $nil and $0.1 million, which accounted for nil and 0.7% of our total revenue in fiscal 2025 and 2024, respectively. Cost of revenue associated with the sales to these two related parties amounted to $nil and $0.1 million in fiscal 2025 and 2024, respectively.

—	International vs. Domestic sales

International sales increased by approximately $3.6 million, or 35.4%, from approximately $10.1 million in fiscal 2024 to approximately $13.6 million in fiscal 2025 due to a significant increase in international sales orders.

Domestic sales increased by approximately $2.3 million or 48.1%, from approximately $4.8 million in fiscal 2024 to approximately $7.1 million in fiscal 2025. The increase in our domestic market sales is due to a significant increase in intelligent pet products and climbing hooks and others.

Cost of revenues

Cost of revenues increased by approximately $4.0 million or 33.7%, from approximately $11.7 million in fiscal 2024 to approximately $15.7 million in fiscal 2025, due to a significant increase in sales volume. As a percentage of revenues, the cost of revenues decreased by approximately 3.3 percentage points, decreasing to 75.7% in fiscal 2025 from 79.0% in fiscal 2024.

Gross profit

Gross profit increased by approximately $1.9 million or 60.9%, from approximately $3.1 million in fiscal 2024 to approximately $5.0 million in fiscal 2025, primarily attributable to the increase in sales volume and improved operational efficiency. Overall gross profit margin was 24.3% in fiscal 2025, an increase of 3.3 percentage points, as compared to 21.0% in fiscal 2024.

Expenses

Selling expenses

—	Selling expenses increased by approximately $0.2 million, or 16.1%, from approximately $1.1 million in fiscal 2024 to approximately $1.3 million in fiscal 2025. The increase was primarily attributable to the increase of the entertainment fees and the advertising fees in fiscal 2025. As a percentage of sales, our selling expenses were 6.3% and 7.6% of our total revenues in fiscal 2025 and 2024, respectively.

—	General and administrative expenses

General and administrative expenses increased by approximately $1.3 million or 16.9% from approximately $7.8 million in fiscal 2024 to approximately $9.2 million in fiscal 2025. The increase was mainly due to the renovation expenses incurred at our new office in Dongguan and increased professional consultant fees, offset by less share-based compensation and an impairment loss on assets. As a percentage of sales, our general and administrative expenses were 44.3% and 52.8% of our total revenues in fiscal 2025 and 2024, respectively.

—	Research and development expenses

Research and development expenses increased by approximately $0.5 million or 82.7%, from approximately $0.6 million in fiscal 2024 to approximately $1.1 million in fiscal 2025. As a percentage of sales, research and development expenses were 5.4% and 4.1% of the total revenues for fiscal 2025 and 2024, respectively.

Net loss

Net loss decreased by approximately $1.0 million or 15.8%, from approximately $6.1 million in fiscal 2024 to approximately $5.1 million in fiscal 2025.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the impact of U.S. tariffs policy on our exports to the United States and related effects on our price competitiveness and overall profitability, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For investor and media inquiries, please contact:

WFS Investor Relations Inc

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(All amounts in USD)

	As of	As of
	June 30, 2025	June 30, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,831,485	$6,956,434
Accounts receivable from third-party customers, net	1,302,189	2,269,341
Accounts receivable from related parties	12,135	582,182
Inventories, net	2,719,790	3,119,827
Due from a related party	108,387	97,037
Prepayments and other current assets	3,497,688	3,328,189
Advances to supplier- related party	-	50,908
Total current assets	20,471,674	16,403,918

NON-CURRENT ASSETS
Property, plant and equipment, net	58,259,795	61,303,327
Intangible assets, net	1,748,755	1,780,856
Long-term investments in equity investees	20,656,752	1,513,600
Operating lease right-of-use lease assets	13,166,788	16,325,988
Deferred tax assets	2,542,822	1,873,140
Total non-current assets	96,374,912	82,796,911
TOTAL ASSETS	$116,846,586	$99,200,829

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$698,000	$894,400
Current portion of long-term bank loans	1,324,854	759,339
Accounts payable	1,593,590	1,286,981
Accounts payable - related party	22,663	-
Due to related parties	32,171	518,003
Advances from customers	187,846	264,832
Taxes payable	566,682	1,007,482
Operating lease liabilities, current	197,130	2,352,482
Accrued expenses and other current liabilities	1,482,981	1,452,225
Total current liabilities	6,105,917	8,535,744

NON-CURRENT LIABILITIES
Long-term bank loans	2,035,353	3,315,715
Operating lease liabilities, non-current	10,952,491	10,938,477
Total non-current liabilities	12,987,844	14,254,192
TOTAL LIABILITIES	19,093,761	22,789,936

Commitments and Contingencies (Note 17)

EQUITY
Class A Common shares, no par value, unlimited shares authorized; 5,161,658 and 3,661,658 issued and outstanding as of June 30, 2025 and 2024, respectively	117,349,730	92,004,296
Class B Common shares, no par value, unlimited shares authorized; 9,069,000 issued and outstanding as of June 30, 2025 and 2024	18,138	18,138
Statutory reserve	291,443	291,443
Accumulated deficit	(10,492,946)	(5,391,709)
Accumulated other comprehensive loss	(9,413,583)	(10,511,317)
Equity attributable to owners of the Company	97,752,782	76,410,851
Non-controlling interest	43	42
Total equity	97,752,825	76,410,893

TOTAL LIABILITIES AND EQUITY	$116,846,586	$99,200,829

DOGNESS (INTERNATIONAL) CORPORATION

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts in USD)

	For the Years Ended June 30,
	2025	2024	2023

Revenues – third party customers	$20,707,707	$14,746,447	$15,884,281
Revenues – related parties	-	101,455	1,700,173
Total Revenues	20,707,707	14,847,902	17,584,454

Cost of revenues – third party customers	(15,682,213)	(11,642,233)	(12,760,852)
Cost of revenues – related parties	-	(82,955)	(1,162,314)
Total cost of revenues	(15,682,213)	(11,725,188)	(13,923,166)
Gross Profit	5,025,494	3,122,714	3,661,288

Operating expenses:
Selling expenses	1,311,176	1,129,671	2,478,163
General and administrative expenses	9,166,535	7,838,024	9,800,714
Research and development expenses	1,115,108	610,439	931,078
Loss from disposal of property, plant and equipment	227,323	1,075,490	15,306
Total operating expenses	11,820,142	10,653,624	13,225,261

Loss from operations	(6,794,648)	(7,530,910)	(9,563,973)

Other income:
Interest income (expense), net	80,503	(207,410)	(330,824)
Foreign exchange transaction gain	169,105	310,860	800,403
Other income, net	155,287	541,468	112,109
Rental income from related parties, net	211,430	337,743	295,362
Total other income	616,325	982,661	877,050

Loss before income taxes	(6,178,323)	(6,548,249)	(8,686,923)
Income taxes benefit	(1,077,086)	(491,600)	(1,227,449)
Net loss	(5,101,237)	(6,056,649)	(7,459,474)
Less: net loss attributable to non-controlling interest	-	(936)	(259,211)
Net loss attributable to Dogness (International) Corporation	(5,101,237)	(6,055,713)	(7,200,263)

Other comprehensive income (loss):
Foreign currency translation adjustments	1,097,735	(165,481)	(6,204,254)
Comprehensive loss	(4,003,502)	(6,222,130)	(13,663,728)
Less: comprehensive income (loss) attributable to non-controlling interest	1	(932)	(270,210)
Comprehensive loss attributable to Dogness (International) Corporation	$(4,003,503)	$(6,221,198)	$(13,393,518)

Loss per share
Basic	$(0.38)	$(0.55)	$(0.68)
Diluted	$(0.38)	$(0.55)	$(0.68)

Weighted Average Shares Outstanding
Basic	13,408,261	10,919,386	10,598,989
Diluted	13,408,261	10,919,386	10,598,989

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD)

	For the Years Ended June 30,
	2025	2024	2023

Cash flows from operating activities:
Net loss	$(5,101,237)	$(6,056,649)	$(7,459,474)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use lease assets	657,824	1,179,776	1,023,500
Depreciation and amortization	2,782,328	2,771,727	3,315,172
Loss from disposition of property, plant and equipment	227,323	1,075,490	15,306
Share-based compensation for services	466,044	1,114,857	1,243,385
Change in inventory reserve	681,884	-	246,281
Change in credit losses	(258,432)	275,923	160,254
Deferred tax benefit	(640,476)	(597,241)	(658,595)
Warrants modification	-	239,308	-
Changes in operating assets and liabilities:
Accounts receivables	1,250,219	(1,060,171)	(109,090)
Accounts receivables-related parties	574,365	691,431	(272,301)
Inventories	(248,274)	(447,631)	268,593
Prepayments and other current assets	(120,272)	97,647	(3,113,841)
Advances to supplier- related party	51,278	189,395	(249,986)
Accounts payables	285,841	395,559	(62,237)
Accounts payables-related parties	22,501	-	(379,124)
Advance from customers	(80,247)	144,236	(18,989)
Taxes payable	(451,994)	(5,936)	(441,390)
Accrued expenses and other liabilities	71,869	423,456	34,381
Operating lease liabilities	396,544	382,649	(2,444,110)
Net cash provided by (used in) operating activities	567,088	813,826	(8,902,265)

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,020,158)	(3,524,713)	(1,520,556)
Proceeds from disposition of property, plant and equipment	1,897,798	79,850	14,872
Proceeds upon maturity of short-term investments	-	-	50,330
Net cash provided by (used in) investing activities	877,640	(3,444,863)	(1,455,354)

Cash flows from financing activities:
Net proceeds from private placement	5,879,390	4,920,800	-
Adjustment relating to non-controlling interest	-	-	(26,245)
Net proceeds from exercise of warrants	-	329,480	-
Reverse split shares	-	(810)	-
Proceeds from short-term bank loans	693,000	899,600	483,000
Repayment of short-term bank loans	(900,900)	(887,000)	(160,000)
Proceeds from long-term bank loan	-	2,629,600	-
Repayment of long-term bank loans	(768,532)	(3,102,838)	(1,337,323)
Proceeds from (repayment of) related party loans	(499,696)	425,007	(25,796)
Net cash provided by (used in) financing activities	4,403,262	5,213,839	(1,066,364)

Effect of exchange rate changes on cash and cash equivalents	27,061	(109,676)	(698,581)
Net increase (decrease) in cash and cash equivalents	5,875,051	2,473,126	(12,122,564)
Cash and cash equivalents, beginning of year	6,956,434	4,483,308	16,605,872
Cash and cash equivalents, end of year	$12,831,485	$6,956,434	$4,483,308

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash refunded for income tax	$-	$-	$(2,593)
Cash paid for interest	$200,150	$294,628	$396,517

Non-Cash Investing Activities
Liabilities (settled) incurred for purchase of property and equipment	$(62,287)	$7,301	$(8,167)
Prepaid share-based compensation for services	$-	$-	$315,917
Issuance shares and warrants for long term investment	$19,000,000	$-	$-